   As filed with the Securities and Exchange Commission on November 12, 1998

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                            PMC INTERNATIONAL, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per Share
                         (Title of Class of Securities)

                                  693437-40-2
                                 (CUSIP Number)


                            S. Charles O'Meara, Esq.
                          The Ziegler Companies, Inc.
                               215 N. Main Street
                            West Bend, WI 53095-3317
                                 (414) 334-5521
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:
                            Conrad G. Goodkind, Esq.
                                Quarles & Brady
                           411 East Wisconsin Avenue
                          Milwaukee, Wisconsin  53202
                                 (414) 277-5000

                                November 3, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

================================================================================

                                  SCHEDULE 13D

CUSIP No. 693437-40-2
--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     The Ziegler Companies, Inc.
     39-1148883
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCES OF FUNDS

     WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
     [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Wisconsin
--------------------------------------------------------------------------------
  7  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE VOTING POWER

     -0- (10,333,333 assuming full exercise of conversion rights and the options for common stock)
--------------------------------------------------------------------------------
  8  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED VOTING POWER

     -0-
--------------------------------------------------------------------------------
  9  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE DISPOSITIVE POWER

     -0- (10,333,333 assuming full exercise of conversion rights and the options for common stock)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 10  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED DISPOSITIVE POWER

     -0-
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0- (10,333,333 assuming full exercise of conversion rights and the options for common stock)
--------------------------------------------------------------------------------
 12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [_]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0% (69.9% of Common Shares as computed in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act assuming full exercise of the conversion rights and the options for common stock)
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

ITEM 1. Security and Issuer.

     The name of the issuer is PMC International, Inc., a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is 555 17th Street, 14th Floor, Denver, Colorado 80202. The title of the class of equity securities to which this Statement relates is Common Stock, par value $.01 per share of the Company (the "Common Shares").

ITEM 2. Identity and Background.

     (a)-(c) and (f). This Schedule 13D is filed on behalf of The Ziegler Companies, Inc., a Wisconsin corporation ("Ziegler"). The principal executive office and the address of the principal business of Ziegler is located at 215 N. Main Street, West Bend, Wisconsin 53095-3317. Ziegler is a holding company which owns nine operating subsidiary companies. Eight of the companies are engaged in financially oriented businesses and the other company is engaged in recycling, reclaiming and disposing of industrial chemicals and solvents and providing pollution abatement services.

     Ziegler's subsidiaries include: (i) B.C. Ziegler and Company, an investment banking and brokerage firm; (ii) Ziegler Asset Management, Inc., an investment adviser; (iii) Ziegler Thrift Trading, Inc., a discount brokerage firm; (iv) GS/2/ Securities, Inc., an institutional research and brokerage firm, and investment adviser; (v) Ziegler Financing Corporation, a provider of short-term loans, and an originator of Federal Housing Administration insured mortgage loans; (vi) Ziegler Capital Company, LLC, a special purpose limited liability company formed for the purpose of financing or investing in senior living facilities, primarily in the form of subordinated participating mortgages; (vii) First Church Financing Corporation, which securitizes pools of first mortgage loans to churches, (viii) Ziegler Collateralized Securities, Inc., which securitizes pools of equipment leases; and (ix) WRR Environmental Services Co., Inc., which engages in recycling chemicals, blending virgin chemicals for manufacturers, and performing pollution abatement services.

     Ziegler's operations are conducted through four industry segments, namely,
(1) broker-dealer, (2) hazardous waste management, (3) real estate financing and
(4) corporate and other. The industry segments are each served by a separate subsidiary or group of subsidiaries.

     Pursuant to General Instruction C of Schedule 13D, the names, business addresses, principal occupations and citizenship of the executive officers and directors of Ziegler are set forth in Annex A hereto and are incorporated herein by reference.

     (d) and (e). During the last five years, Ziegler and, to the knowledge of Ziegler, Ziegler's executive officers and directors have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

     Concurrently with entering into the Merger Agreement (defined in Item 4 below) and as financial support for the Company during the time when the merger is effected, Ziegler and the Company have entered into two financial agreements. First, Ziegler has loaned the Company $500,000 out of Ziegler's working capital, for which the Company has given Ziegler that certain Convertible Promissory Note in the principal amount of $500,000, dated October 15, 1998 (the "First Note"), the outstanding principal (excluding accrued interest) of which Ziegler may convert, in whole or in part, into shares of Preferred Stock, no par value per share of the Company (the "Preferred Shares" and together with Common Shares, the "Shares") at a price per Preferred Share of $2.50 (the "Preferred Conversion Rights"). Second, Ziegler has entered into a Credit Agreement with the Company, under which Ziegler has agreed to make revolving credit loans to the Company out of Ziegler's working capital in the maximum amount of $3,500,000, which loans shall be evidenced by that single, certain Convertible Promissory Note given by the

Company in the principal amount of up to $3,500,000, dated November 3, 1998 (the "Second Note" and together with the First Note, the "Notes"), the outstanding principal and accrued interest of which Ziegler may convert, in whole or in part, into Common Shares at a price per Common Share of $0.60 (the "Common Conversion Rights" and together with the Preferred Conversion Rights, the "Conversion Rights"). Additionally, Ziegler and the Company have entered into a Preferred Stock Option Agreement, dated October 15, 1998, pursuant to which the Company has granted Ziegler an option to purchase 111,818 Preferred Shares at $2.50 per Preferred Share (the "Preferred Option"). Finally, Ziegler and the Company have entered into a Common Stock Option Agreement, dated November 3, 1998, pursuant to which the Company has granted Ziegler an option to purchase 4,500,000 Common Shares at $0.60 per Common Share (the "Common Option" and together with the Preferred Option, the "Options"). The Conversion Rights and the Options are intended to increase the likelihood that the Offer and Merger will be consummated in accordance with the terms of the Merger Agreement. The Conversion Rights and the Options may be exercised, in whole or in part, at any time. Should Ziegler fully exercise its Conversion Rights and Options, it would beneficially own 10,333,333 Common Shares of the Company, which represent 69.9% of the Common Shares on a fully diluted basis (excluding options and warrants held by other third parties), and 311,818 Preferred Shares of the Company, which represent 69.3% of the Preferred Shares on a fully diluted basis. The Conversion Rights will terminate upon the earlier of (i) the effective time of the merger or (ii) payment by the Company of the entire unpaid principal and accrued interest under the Notes, the Common Option will terminate on the later of March 31, 1999 or 15 days after all loans (with interest) from Ziegler and its affiliates to the Company have been repaid in full and all amounts due under the Merger Agreement have been paid in full, and the Preferred Option will terminate on December 31, 1999. If Ziegler wishes to exercise the Options, Ziegler will use existing working capital to fund the exercise price of the Options.

ITEM 4. Purpose of Transaction.

     The Company, Ziegler, and ZACQ Corp., a Colorado corporation ("ZACQ") and the wholly owned subsidiary of Ziegler, have entered into an Agreement and Plan of Merger, dated November 3, 1998 (the "Merger Agreement"), which provides for a merger of ZACQ and the Company (the "Transaction") as soon as practicable after the purchase of shares pursuant to ZACQ's offer to purchase all of the outstanding Common Shares and Preferred Shares at a purchase price of $0.60 per Common Share, net to the seller in cash, without interest thereon, and $2.50 per Preferred Share, net to the seller in cash, without interest thereon (upon the terms and conditions of the offer to purchase and the related letter of transmittal, which together constitute the "Offer"). The Transaction, which was approved by the Boards of Directors of the constituent companies, is expected to close shortly after all of the conditions to the consummation of the Transaction are met or waived.

     The Merger Agreement is incorporated herein by reference to Exhibit (c)(1) to the Schedule 14D-1 filed jointly by Ziegler and ZACQ with the Securities and Exchange Commission (the "Commission") on November 10, 1998. The description of the Merger Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Merger Agreement.

     The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement, all in accordance with the relevant provisions of the Colorado Business Corporation Act ("CBCA"), ZACQ will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Ziegler. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by the Company, Ziegler, or any subsidiary of either, including ZACQ, or Shares with respect to which appraisal rights are properly exercised under the CBCA ("Dissenting Shares")), will be converted into and represent the right to receive $0.60 per Common Share (or any higher price that may be paid for each Common Share pursuant to the Offer) in cash, without interest thereon (the "Common Share Offer Price"), or $2.50 per Preferred Share (or any higher price that may be paid for each Preferred Share pursuant to the Offer) in cash, without interest thereon (the "Preferred Share Offer Price"), as appropriate.

     The Merger Agreement provides that, promptly upon the purchase by Ziegler or any of its affiliates of such number of Common Shares which, when added to the number of Common Shares owned by Ziegler and ZACQ, represents at least two-thirds of the outstanding Common Shares, from time to time thereafter, Ziegler will be entitled to designate for election to the Board of Directors of the Company a number of directors (rounded up to the next whole number) that will give Ziegler representation on such Board equal to the product of (i) the total number of directors on such Board and (ii) the percentage that the aggregate number of Common Shares owned by Ziegler and ZACQ bears to the total number of outstanding Common Shares. The Company has agreed, upon the request by Ziegler, to promptly increase the size of the Board of Directors of the Company and/or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable Ziegler's designees to be elected to the Board and to cause the Ziegler's designees to be so elected.

     In addition, the purchase of the Shares by ZACQ pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which will adversely affect the liquidity and market value of the remaining Shares held by shareholders other than ZACQ. Consummation of the Transaction in accordance with the Merger Agreement will eliminate all Shares held by anyone other than ZACQ and its affiliates.

     Following consummation of the Offer, the extent of the public market for the Common Shares and the availability of price quotations will depend upon the number of holders of Common Shares remaining at such time, the interest in maintaining a market in Common Shares on the part of securities firms, the possible termination of registration of Common Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as described below, and other factors.

     The Common Shares are currently registered under the Exchange Act. The Preferred Shares are not registered under the Exchange Act and the registration of the Common Shares may be terminated upon application by the Company to the Commission if there are fewer than 300 record holders of Common Shares. It is the intention of ZACQ both to consummate the Transaction and to seek to cause an application for such termination to be made as soon after consummation of the Offer as the requirements for termination of registration of the Common Shares are met. If such registration were terminated, the Company would no longer legally be required to disclose publicly in proxy materials distributed to holders of Common Shares the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the Commission under the Exchange Act; and the officers, directors and 10% or more shareholders of the Company would no longer be subject to the "short-swing" insider trading reporting and profit recovery provisions of the Exchange Act. Furthermore, if such registration were terminated, persons holding "restricted securities" of the Company may be deprived of their ability to dispose of such securities under Rule 144 promulgated under the Securities Act of 1933, as amended.

     Concurrently with entering into the Merger Agreement and as financial support for the Company during the time when the Merger is effected, Ziegler and the Company have entered into a number of financial agreements, as described in greater detail in Item 3 above. First, Ziegler has loaned the Company $500,000 out of Ziegler's working capital, for which the Company has given Ziegler the First Note in the principal amount of $500,000, dated October 15, 1998, the outstanding principal and accrued interest of which Ziegler may convert, in whole or in part, into Preferred Shares of the Company at a price per Preferred Share of $2.50. Second, Ziegler has entered into a Credit Agreement with the Company, under which Ziegler has agreed to make revolving credit loans to the Company out of Ziegler's working capital in the maximum amount of $3,500,000, which loans shall be evidenced by the Second Note given by the Company in the principal amount of $3,500,000, dated November 3, 1998, the outstanding principal and accrued interest of which Ziegler may convert, in whole or in part, into Common Shares of the Company at a price per Common Share of $0.60. Third, Ziegler and the Company have entered into a Preferred Stock Option Agreement, dated October 15, 1998, pursuant to which the Company has granted Ziegler an option to purchase 111,818 Preferred Shares of the Company at $2.50 per Preferred Share. Finally, Ziegler and the Company have entered into a Common Stock Option Agreement, dated November 3, 1998, pursuant to which the Company has granted Ziegler an option to purchase 4,500,000 Common Shares of the Company at $0.60 per Common Share.

     In addition to the above financial agreements, as of the date hereof, 31 of the Company's shareholders who beneficially own in the aggregate 262,277 Common Shares and no Preferred Shares, including all of the Company's directors and officers who own Shares, have entered into Shareholder Tender Agreements with Ziegler whereby the shareholders have agreed to tender to ZACQ all of the Shares beneficially owned by such shareholders pursuant to the Offer and not withdraw such shares (the "Shareholder Tender Agreements"). If any of the conditions of the Offer as set forth herein have not been satisfied by March 31, 1999, the Shareholder Tender Agreements will terminate and Ziegler will return all Shares tendered pursuant to such agreements.

     The Conversion Rights, Options, and Shareholder Tender Agreements are intended to ensure the likelihood that the Offer and Merger will be consummated in accordance with the terms of the Merger Agreement. The Conversion Rights and the Options may be exercised, in whole or in part, at any time. Should Ziegler fully exercise its Conversion Rights and Options (as determined as of the date hereof), it would beneficially own 10,333,333 Common Shares of the Company, which represent 69.9% of the Common Shares on a fully diluted basis (excluding options and warrants held by other third parties), and 311,818 Preferred Shares of the Company, which represent 69.3% of the Preferred Shares on a fully diluted basis. The Conversion Rights will terminate upon the earlier of (i) the effective time of the merger or (ii) payment by the Company of the entire unpaid principal (excluding accrued interest) under the Notes, the Common Option will terminate on the later of March 31, 1999 or 15 days after all loans (with interest) from Ziegler and its affiliates to the Company are repaid in full and all amounts due under the Merger Agreement have been paid in full, and the Preferred Option will terminate on December 31, 1999. If Ziegler wishes to exercise the Options, Ziegler will use existing working capital to fund the exercise price of the Options.

     The First Note is incorporated herein by reference to Exhibit (c)(3) of the
Schedule 14D-1 as filed jointly by Ziegler and ZACQ with the Commission on November 10, 1998. The Credit Agreement is incorporated herein by reference to Exhibit (c)(4) of the Schedule 14D-1. The Preferred Stock Option Agreement is incorporated herein by reference to Exhibit (c)(2) of the Schedule 14D-1. The Common Stock Option Agreement is incorporated herein by reference to Exhibit
(c)(5) of the Schedule 14D-1. The form of the Shareholder Tender Agreement is incorporated herein by reference to Exhibit (c)(14) of the Schedule 14D-1. The descriptions of such agreements set forth herein do not purport to be complete and are qualified in their entirety by the provisions of the actual agreements.

     Prior to entering into the agreements described above, Ziegler owned no Common Shares or Preferred Shares. Except pursuant to the terms of the Credit Agreement, the Common Stock Option Agreement, the Merger Agreement, the Shareholder Tender Agreements, and as set forth either herein or in Schedule 14D-1 (including the offer to purchase) filed on November 10, 1998, Ziegler has no plans or proposals which would result in the acquisition or disposition of the Company Shares or any other action enumerated in Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a) and (b). Pursuant to the Credit Agreement and the Common Stock Option Agreement, Ziegler has the right to acquire 10,333,333 (subject to adjustment for changes in capitalization) of the Common Shares, representing 69.9% of the outstanding Common Shares on October 22, 1998, as computed in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. Should Ziegler fully exercise its Conversion Rights and Options and purchase Common Shares, Common Shares will be acquired by Ziegler with sole voting and dispositive power. Prior to entering into the Credit Facility and Common Stock Option Agreement, Ziegler owned no Common Shares of the Company.

(c). Except for the execution and delivery of the Credit Agreement, Common Stock Option Agreement, Shareholder Tender Agreements, and the Merger Agreement, there have been no transactions by Ziegler with respect to the Common Shares during the 60 days preceding the date of this Schedule 13D.

(d).  None.

(e).  Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than the Merger Agreement, Common Stock Option Agreement, Preferred Stock Option Agreement, Convertible Promissory Note, and Shareholder Tender Agreements (see descriptions of each in Items 3 and 4 above), which are included or incorporated by reference in this Schedule 13D, and agreements referred to or contained therein, there are no contracts, arrangements, understandings or relationships between Ziegler and any other person, or, to the knowledge of Ziegler, among any of Ziegler's executive officers and directors or between any of Ziegler's executive officers and directors and any other person, with respect to any securities of the Company.

ITEM 7. Material to Be Filed as Exhibits

     Ziegler (Commission File No. 0-6237) hereby incorporates into this Schedule the following exhibits by reference to the filing set forth below:

     Schedule 14D-1 as jointly filed by Ziegler and ZACQ with the Commission on November 10, 1998 ("Schedule 14D-1").

                                 EXHIBIT INDEX

Exhibit No.
-----------
1              Offer to Purchase, dated November 9, 1998.  (Exhibit (a)(1) to Schedule 14D-1).

2              Letter of Transmittal, dated November 9, 1998.  (Exhibit (a)(2) to Schedule 14D-1).

3              Notice of Guaranteed Delivery.  (Exhibit (a)(3) to Schedule 14D-1).

4              Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
               (Exhibit (a)(4) to Schedule 14D-1).

5              Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other
               Nominees.  (Exhibit (a)(5) to Schedule 14D-1).

6              Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
               (Exhibit (a)(6) to Schedule 14D-1).

7              Text of Press Release, dated November 3, 1998.  (Exhibit (a)(7) to Schedule 14D-1).

8              Agreement and Plan of Merger, dated as of November 3, 1998, among PMC International,
               Inc., The Ziegler Companies, Inc., and ZACQ Corp.  (Exhibit (c)(1) to Schedule 14D-1).

9              Preferred Stock Option Agreement, dated as of October 15, 1998, between The Ziegler
               Companies, Inc. and PMC International, Inc.  (Exhibit (c)(2) to Schedule 14D-1).

10             Convertible Promissory Note, dated October 15, 1998, under which PMC International, Inc.
               promises to pay $500,000.00 to the order of The Ziegler Companies, Inc.  (Exhibit (c)(3) to
               Schedule 14D-1).

11             Credit Agreement, dated November 3, 1998, between PMC International, Inc. and The
               Ziegler Companies, Inc.  (Exhibit (c)(4) to Schedule 14D-1).

12             Common Stock Option Agreement, dated November 3, 1998, between PMC International,
               Inc. and The Ziegler Companies, Inc.  (Exhibit (c)(5) to Schedule 14D-1).

13             Form of Shareholder Tender Agreement to be entered between The Ziegler Companies, Inc.
               and certain PMC International, Inc. shareholders.  (Exhibit (c)(14) to Schedule 14D-1).

14             Schedule 14D-1 filed by The Ziegler Companies, Inc. and ZACQ Corp. on November 10,
               1998.

15             Guaranty, dated October 15, 1998, by PMC Investment Services, Inc.  (Exhibit (c)(6) to
               Schedule 14D-1).

16             Guaranty, dated October 15, 1998, by Portfolio Technology Services, Inc.  (Exhibit (c)(7) to
               Schedule 14D-1).

17             Guaranty, dated October 15, 1998, by Portfolio Management Consultants, Inc.  (Exhibit
               (c)(8) to Schedule 14D-1).

18             General Business Security Agreement, dated October 15, 1998, by PMC International, Inc.
               (Exhibit (c)(9) tp Schedule 14D-1).

19             General Business Security Agreement, dated October 15, 1998, by PMC Investment
               Services, Inc.  (Exhibit (c)(10) to Schedule 14D-1).

20             General Business Security Agreement, dated October 15, 1998, by Portfolio Technology
               Services, Inc.  (Exhibit (c)(11) to Schedule 14D-1).

21             General Business Security Agreement, dated October 15, 1998, by Portfolio Management
               Consultants, Inc.  (Exhibit (c)(12) to Schedule 14D-1).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: November 11, 1998                 The Ziegler Companies, Inc.

                                             By: /s/ Dennis A. Wallestad
                                                 -------------------------------
                                                 Dennis A. Wallestead
                                                 Senior Vice President and
                                                 Chief Financial Officer

                                                                         ANNEX A

                            INFORMATION RELATING TO
                        EXECUTIVE OFFICERS AND DIRECTORS
                         OF THE ZIEGLER COMPANIES, INC.


     The following table sets forth the name, business address and present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each member of the Board of Directors and each executive officer of The Ziegler Companies, Inc. Unless otherwise indicated, the business address of each such person is c/o The Ziegler Companies, Inc., 215 North Main Street, West Bend, Wisconsin 53095. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with The Ziegler Companies, Inc. Each person listed is a citizen of the United States.

 Name and Business Address                Office                     Present Principal Occupation or Employment
 -------------------------                ------                          and Five-Year Employment History
                                                                          --------------------------------
Peter D. Ziegler               Chairman, President and Chief      Chairman, President and Chief Executive Officer
                               Executive Officer                  of The Ziegler Companies, Inc. and B.C. Ziegler
                                                                  and Company

Dennis A. Wallestad            Senior Vice President and          Senior Vice President and Chief Financial Officer
                               Chief Financial Officer            of The Ziegler Companies, Inc.; Chief
                                                                  Administrative Officer for Calamos Asset
                                                                  Management until April 1997; Chief Financial
                                                                  Officer of Firstar Investment Research
                                                                  Management Company until November 1996;
                                                                  auditor for Arthur Andersen & Co. until June
                                                                  1994.

Donald A. Carlson, Jr.         President, Chief Executive         President, Chief Executive Officer and Treasurer
                               Officer and Treasurer of Ziegler   of Ziegler Securities, a Division of B.C. Ziegler
                               Securities, a Division of B.C.     and Company and Senior Vice President of B.C.
                               Ziegler and Company and            Ziegler and Company
                               Director

Geoffrey G. Maclay, Jr.        President and Chief Executive      President and Chief Executive Officer of Ziegler
                               Officer of Ziegler Asset           Asset Management, Inc.; self-employed as a
                               Management, Inc.                   financial/strategic consultant until 1996; lending,
                                                                  marketing, planning and investments specialist for
                                                                  Firstar Investment Services until 1995

S. Charles O'Meara             Senior Vice President and          Senior Vice President and General Counsel of The
                               General Counsel                    Ziegler Companies, Inc. and B.C. Ziegler and
                                                                  Company

John C. Wagner                 Senior Vice President - Retail     Senior Vice President - Retail Sales of B.C.
                               Sales                              Ziegler and Company

Frederick J. Wenzel            Director                           Professor of Medical Practice Management,
                                                                  University of St. Thomas Graduate School of
                                                                  Business; Advisor to the President, Marshfield
                                                                  Clinic

Peter R. Kellogg               Director                           Senior Managing Director, Spear, Leeds &
                                                                  Kellogg

Stephen A. Roell               Director                           Vice President and Chief Financial Officer,
                                                                  Johnson Controls, Inc.

Bernard C. Ziegler III         Director                           President, Ziegler/Limbach, Inc.

John C. Frueh                  Director                           President, Aegis Group, Inc.

John R. Green                  Director                           Partner, Green Manning & Bunch
-------------------------------------------------------------------------------------------------------------------

                          The Ziegler Companies, Inc.

                                  SCHEDULE 13D

                                 Exhibit Index

 1        Offer to Purchase, dated November 9, 1998.  (Exhibit (a)(1) to Schedule 14D-1)*

 2        Letter of Transmittal, dated November 9, 1998.  (Exhibit (a)(2) to Schedule 14D-1)*

 3        Notice of Guaranteed Delivery.  (Exhibit (a)(3) to Schedule 14D-1)*

 4        Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
          (Exhibit (a)(4) to Schedule 14D-1)*

 5        Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other
          Nominees.  (Exhibit (a)(5) to Schedule 14D-1)*

 6        Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
          (Exhibit (a)(6) to Schedule 14D-1)*

 7        Text of Press Release, dated November 3, 1998.  (Exhibit (a)(7) to Schedule 14D-1)*

 8        Agreement and Plan of Merger, dated as of November 3, 1998, among PMC International,
          Inc., The Ziegler Companies, Inc., and ZACQ Corp.  (Exhibit (c)(1) to Schedule 14D-1)*

 9        Preferred Stock Option Agreement, dated as of October 15, 1998, between The Ziegler
          Companies, Inc. and PMC International, Inc.  (Exhibit (c)(2) to Schedule 14D-1)*

10        Convertible Promissory Note, dated October 15, 1998, under which PMC International, Inc.
          promises to pay $500,000.00 to the order of The Ziegler Companies, Inc.  (Exhibit (c)(3) to
          Schedule 14D-1)*

11        Credit Agreement, dated November 3, 1998, between PMC International, Inc. and The
          Ziegler Companies, Inc.  (Exhibit (c)(4) to Schedule 14D-1)*

12        Common Stock Option Agreement, dated November 3, 1998, between PMC International,
          Inc. and The Ziegler Companies, Inc.  (Exhibit (c)(5) to Schedule 14D-1)*

13        Form of Shareholder Tender Agreement to be entered between The Ziegler Companies, Inc.
          and certain PMC International, Inc. shareholders.  (Exhibit (c)(14) to Schedule 14D-1)*

14        Schedule 14D-1 filed by The Ziegler Companies, Inc. and ZACQ Corp. on November 10,
          1998.*

15        Guaranty, dated October 15, 1998, by PMC Investment Services, Inc.  (Exhibit (c)(6) to
          Schedule 14D-1)*

16        Guaranty, dated October 15, 1998, by Portfolio Technology Services, Inc.  (Exhibit (c)(7) to
          Schedule 14D-1)*

17        Guaranty, dated October 15, 1998, by Portfolio Management Consultants, Inc.  (Exhibit
          (c)(8) to Schedule 14D-1)*

18        General Business Security Agreement, dated October 15, 1998, by PMC International Inc.
          (Exhibit (c)(9) to Schedule 14D-1)*

19        General Business Security Agreement, dated October 15, 1998, by PMC Investment
          Services, Inc. (Exhibit (c)(10) to Schedule 14D-1)*

20        General Business Security Agreement, dated October 15, 1998, by Portfolio Technology
          Services, Inc.  (Exhibit (c)(11) to Schedule 14D-1)*

21        General Business Security Agreement, dated October 15, 1998, by Portfolio Management
          Consultants, Inc.  (Exhibit (c)(12) to Schedule 14D-1)*

 *   Previously filed with SEC.

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